UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2022

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Notice of Transfer of Listing to The Nasdaq Capital Market

On September 14, 2022, ASLAN Pharmaceuticals Limited (the “Company”) submitted to the Listing Qualifications Department of the Nasdaq Stock Market (“Nasdaq”) an application to transfer the listing of its American Depositary Shares (“ADSs”) representing ordinary shares of the Company from The Nasdaq Global Market to The Nasdaq Capital Market. On September 27, 2022, the Company received notice from Nasdaq that its application to transfer listing of its ADSs had been approved. The transfer will be effective at the opening of business on September 29, 2022. The Company will continue to trade under the symbol “ASLN.”

The Nasdaq Capital Market is a continuous trading market that operates in the same manner as The Nasdaq Global Market. All companies listed on The Nasdaq Capital Market must meet certain financial requirements and adhere to Nasdaq’s corporate governance standards. The Company believes it is in compliance with all applicable criteria for continued listing on The Nasdaq Capital Market, but for the $1.00 bid price requirement, as previously announced on Form 6-K filed by the Company on April 1, 2022. The Company is eligible for an additional 180-day period (or until March 27, 2023) to regain compliance with the minimum bid price, which requires that the closing bid price of the Company’s ADSs must be at least $1.00 per share for a minimum of ten consecutive business days. In the event that the Company is not able to regain compliance during the additional 180-day compliance period, the Company intends to effect a reverse stock split or ADS ratio change, if necessary.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405), Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form S-8 (File No. 333-252118) and Registration Statement on Form S-8 (File No. 333-263843).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: September 28, 2022